File No. 333-234030

811-23477

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 [X]

 Pre-Effective Amendment No.  [__]

 Post-Effective Amendment No. 26  [X]

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 [X]

 Amendment No. 29  [X]

(Check appropriate box or boxes.)

BNY Mellon ETF Trust

(Exact Name of Registrant as Specified in Charter)

c/o BNY Mellon Investment Adviser, Inc.

240 Greenwich Street, New York, New York 10286

(Address of Principal Executive Offices) (Zip Code)

 Registrant's Telephone Number, including Area Code: (212) 922-6400

Deirdre Cunnane, Esq.

240 Greenwich Street

New York, New York 10286

(Name and Address of Agent for Service)

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d).

Explanatory Note

This Post-Effective Amendment consists of the following:

1. Facing Sheet of the Registration Statement.

2. Part C to the Registration Statement (including signature page).

3. Exhibits (d)(10) and (i)(2) to Item 28 to the Registration Statement.

This Post-Effective Amendment is being filed solely to include as Exhibits (d)(10) and (i)(2) to Item 28 to this Registration Statement on Form N-1A.

With respect to BNY Mellon Concentrated International ETF, Part A of Post-Effective Amendment No. 24 to the Registration Statement on Form N-1A was filed on November 29, 2021 pursuant to Rule 485(b) under the Securities Act of 1933, as amended, and is incorporated by reference herein;

With respect to BNY Mellon Sustainable Global Emerging Markets ETF, BNY Mellon Sustainable International ETF, and BNY Mellon Sustainable US Equity ETF, Part A of Post-Effective Amendment No. 25 to the Registration Statement on Form N-1A was filed on December 6, 2021 pursuant to Rule 485(b) under the Securities Act of 1933, as amended, and is incorporated by reference herein;

The Statement of Additional Information for the Registrant with respect to BNY Mellon Concentrated International ETF Part B of Post-Effective Amendment No. 24 to the Registration Statement on Form N-1A was filed on November 29, 2021, and the Statement of Additional Information for the Registrant with respect to BNY Mellon Sustainable Global Emerging Markets ETF, BNY Mellon Sustainable International ETF, and BNY Mellon Sustainable US Equity ETF Part B of Post-Effective Amendment No. 25 to the Registration Statement on Form N-1A was filed on December 6, 2021, each pursuant to Rule 485(b) under the Securities Act of 1933, as amended, and are incorporated by reference herein.

PART C. OTHER INFORMATION

_________________________

Item 28. Exhibits.

_______ ________

(a)(1) Amended and Restated Declaration of Trust of BNY Mellon ETF Trust (the "Registrant") dated January 14, 2020 is incorporated herein by reference to Exhibit (a)(3) to Pre-Effective Amendment No. 2 to the Registrant's registration statement on Form N-1A, as filed with the SEC on February 14, 2020 ("Pre-Effective Amendment No.2").

(a)(2) Certificate of Designation dated March 2, 2021 is incorporated herein by reference to Exhibit (a)(2) to Post-Effective Amendment No. 3 to the Registrant's registration statement on Form N-1A, as filed with the SEC on March 22, 2021.

(a)(3) Certificate of Designation dated April 26, 2021 is incorporated herein by reference to Exhibits (a)(3) to Post-Effective Amendment No. 4 to the Registrant's registration statement on Form N-1A, as filed with the SEC on May 3, 2021.

(a)(4) Certificate of Designation dated June 16, 2021, relating to BNY Mellon Concentrated International ETF, incorporated herein by reference to Exhibit (a)(2) to Post-Effective Amendment No. 11 to the Registrant's registration statement on Form N-1A, as filed with the SEC on August 2, 2021 ("Post-Effective Amendment No. 11").

(b)  Registrant's By-Laws, as adopted September 24, 2019, are incorporated herein by reference to Exhibit (b) to the Registrant's initial registration statement on Form N-1A, as filed with the SEC on October 1, 2019.

(c)  Not applicable.

(d)(1) Management Agreement dated March 2, 2020 between the Registrant and BNY Mellon ETF Investment Adviser, LLC (the "Management Agreement") is incorporated by reference to Exhibit (d)(1) of Pre-Effective Amendment No. 3 to the Registrant's registration statement, as filed with the SEC on March 5, 2020 ("Pre-Effective Amendment No. 3").

(d)(2) Revised Schedule 1 to the Management Agreement, reflecting the addition of the BNY Mellon Sustainable US Equity ETF, BNY Mellon Sustainable International Equity ETF and BNY Mellon Sustainable Global Emerging Markets ETF is incorporated by reference to Exhibit (d)(2) of Post-Effective Amendment No. 25 to the Registrant's registration statement, as filed with the SEC on December 6, 2021 ("Post-Effective Amendment No. 25").

(d)(3) Revised Schedule 1 to the Management Agreement, reflecting the addition of the BNY Mellon Ultra Short Income ETF is incorporated herein by reference to Exhibit (d)(3) of Post-Effective Amendment No. 11.

(d)(4) Revised Schedule 1 to the Management Agreement, reflecting the addition of the BNY Mellon Responsible Horizons Corporate Bond ETF, to be filed by amendment.

(d)(5) Revised Schedule 1 to Management Agreement reflecting the addition of BNY Mellon Concentrated International ETF is incorporated herein by reference to Exhibit (d)(5) of Post-Effective Amendment No. 24 to the Registrant's registration statement filed with the SEC on November 29, 2021 ("Post-Effective Amendment No. 24").

(d)(6) Sub-Investment Advisory Agreement dated March 2, 2020 between BNY Mellon ETF Investment Adviser, LLC and Mellon Investments Corporation (the "Mellon Sub-Advisory Agreement") is incorporated by reference to Exhibit (d)(2) to Pre-Effective Amendment No. 3.

(d)(7) Revised Schedule 1 to the Mellon Sub-Advisory Agreement between BNY Mellon ETF Investment Adviser, LLC and Mellon Investment Corporation is incorporated by reference to Exhibit (d)(7) to Post-Effective Amendment No. 11.

(d)(8) Sub-Investment Advisory Agreement dated May 17, 2021 between BNY Mellon ETF Investment Adviser, LLC and Newton Investment Management Limited is incorporated by reference to Exhibit (d)(8) to Post-Effective Amendment No. 25.

(d)(9) Sub-Investment Advisory Agreement between BNY Mellon ETF Investment Adviser, LLC and Insight North America LLC, to be filed by amendment.

(d)(10) Sub-Investment Advisory Agreement dated August 2, 2021 between BNY Mellon ETF Investment Adviser, LLC and Walter Scott & Partners Limited*.

(e) (1) Distribution Agreement dated March 2, 2020 between the Registrant and BNY Mellon Securities Corporation (the "Distribution Agreement") is incorporated by reference to Exhibit (e)(1) to Pre-Effective Amendment No. 3.

(e)(2) Revised Exhibit A to the Distribution Agreement, reflecting the addition of BNY Mellon Sustainable US Equity ETF, BNY Mellon Sustainable International Equity ETF and BNY Mellon Sustainable Global Emerging Markets ETF is incorporated by reference to Exhibit (e)(2) to Post-Effective Amendment No. 25.

(e)(3) Revised Exhibit A to the Distribution Agreement, reflecting the addition of BNY Mellon Ultra Short Income ETF is incorporated by reference to Exhibit (e)(3) of Post-Effective Amendment No. 11.

(e)(4) Revised Exhibit A to the Distribution Agreement, reflecting the addition of BNY Mellon Responsible Horizons Corporate Bond ETF, to be filed by amendment.

(e)(5) Revised Exhibit A to the Distribution Agreement, reflecting the addition of BNY Mellon Concentrated International ETF is incorporated herein by reference to Exhibit (e)(5) to Post-Effective Amendment No. 24.

(e)(6) Form of Authorized Participant Agreement is incorporated by reference to Exhibit (e)(2) to Pre-Effective Amendment No. 3.

(f)  Not applicable.

(g)(1) Custody Agreement dated February 12, 2020 between the Registrant and The Bank of New York Mellon (the "Custody Agreement") is incorporated by reference to Exhibit (g) to Pre-Effective Amendment No. 3.

(g)(2) Second Amendment to the Custody Agreement is incorporated by reference to Exhibit (g)(2) to Post-Effective Amendment No. 25.

(h)(1)  Fund Administration and Accounting Agreement dated February 12, 2020 between the Registrant and The Bank of New York Mellon (the "Fund Administration and Accounting Agreement") is incorporated by reference to Exhibit (h)(1) to Pre-Effective Amendment No. 3.

(h)(2) Second Amendment to the Fund Administration and Accounting Agreement is incorporated by reference to Exhibit (h)(2) of Post-Effective Amendment No. 25.

(h)(3) Transfer Agency and Service Agreement dated February 20, 2020 between the Registrant and The Bank of New York Mellon (the "Transfer Agency and Service Agreement") is incorporated by reference to Exhibit (h)(2) to Pre-Effective Amendment No. 3.

(h)(4) Second Amendment to Transfer Agency and Service Agreement is incorporated by reference to Exhibit (h)(4) to Post-Effective Amendment No. 25.

(h)(5) Master Index Services License Agreement dated February 5, 2020 between the Registrant and Bloomberg Index Services Limited is incorporated herein by reference to Exhibit (h)(3) to Pre-Effective Amendment No. 2.

(h)(6) Sublicense Agreement dated February 10, 2020 between the Registrant and BNY Mellon ETF Investment Adviser, LLC is incorporated herein by reference to Exhibit (h)(4) to Pre-Effective Amendment No. 2.

(i)(1) Opinion and Consent of Counsel, Morgan, Lewis & Bockius LLP, relating to the BNY Mellon US Large Cap Core Equity ETF, BNY Mellon US Mid Cap Core Equity ETF, BNY Mellon US Small Cap Core Equity ETF, BNY Mellon International Equity ETF, BNY Mellon Emerging Markets Equity ETF, BNY Mellon Core Bond ETF, BNY Mellon Short Duration Corporate Bond ETF and BNY Mellon High Yield Beta ETF, is incorporated by reference to Exhibit (i) to Pre-Effective Amendment No. 3.

(i)(2) Opinion and Consent of Counsel, Morgan, Lewis & Bockius LLP, relating to the BNY Mellon Sustainable US Equity ETF, BNY Mellon Sustainable International Equity ETF and BNY Mellon Sustainable Global Emerging Markets ETF.*

(i)(3) Opinion and Consent of Counsel, Morgan, Lewis & Bockius LLP, relating to the BNY Mellon Responsible Horizons Corporate Bond ETF, to be filed by amendment.

(i)(4) Opinion and Consent of Counsel, Morgan, Lewis & Bockius LLP, relating to the BNY Mellon Ultra Short Income ETF is incorporated by reference to Exhibit (i)(4) to Post-Effective Amendment No. 11.

(i)(5) Opinion and Consent of Counsel, Morgan, Lewis & Bockius LLP, relating to the BNY Mellon Concentrated International ETF is incorporated herein by reference to Exhibit (i)(5) to Post-Effective Amendment No. 24 to the Registrant's registration statement on Form N-1A, as filed with the SEC on November 29, 2021.

(j)  Not applicable.

(k)  Not applicable.

(l)(1) Seed Capital Subscription Agreement dated February 5, 2020 is incorporated by reference to Exhibit (l)(1) to Pre-Effective Amendment No. 3.

(l)(2) Seed Capital Subscription Agreement dated February 13, 2020 is incorporated by reference to Exhibit (l)(2) to Pre-Effective Amendment No. 3.

(m)(1) Plan of Distribution dated February 5, 2020 (the "Plan of Distribution") is incorporated by reference to Exhibit (l)(2) to Pre-Effective Amendment No. 3.

(m)(2) Revised Schedule A to the Plan of Distribution, reflecting the addition of the BNY Mellon Sustainable US Equity ETF, BNY Mellon Sustainable International Equity ETF and BNY Mellon Sustainable Global Emerging Markets ETF is incorporated by reference to Exhibit (m)(2) of Post-Effective Amendment No. 25.

(m)(3) Revised Schedule A to the Plan of Distribution, reflecting the addition of the BNY Mellon Ultra Short Income ETF is incorporated by reference to Exhibit (m)(3) to Post-Effective Amendment No. 11.

(m)(4)  Revised Schedule A to the Plan of Distribution, reflecting the addition of the BNY Mellon Responsible Horizons Corporate Bond ETF, to be filed by amendment.

(m)(5) Revised Schedule A to the Plan of Distribution, reflecting the addition of the BNY Mellon Concentrated International ETF is incorporated herein by reference to Post-Effective Amendment No. 24.

(n)  Not applicable

(o)  Not applicable.

(p)(1) Code of Ethics of the Registrant, The Bank of New York Mellon Corporation , BNY Mellon ETF Investment Adviser, LLC, Newton Investment Management Limited, Walter Scott & Partners Limited, Mellon Investments Corporation and BNY Mellon Securities Corporation is incorporated by reference to Exhibit (p)(1) of Post-Effective Amendment No. 25.

(p)(2) Code of Ethics of Nonmanagement Board Members, as last revised February 5, 2020, is incorporated by reference to Exhibit (p)(2).

(q) (1) Power of Attorney is incorporated herein by reference to Exhibit (q)(2) to Post-Effective Amendment No. 24.

Other Exhibits

* Filed herewith

Item 29. Persons Controlled by or under Common Control with Registrant

_______ ______________________________________________________________

  Not Applicable.

Item 30.  Indemnification.

_______  _______________

(a)        The Registrant shall indemnify each of its Trustees and officers (including persons who serve at the Registrant's request as directors, officers or trustees of another organization in which the Registrant has any interest as a shareholder, creditor or otherwise) (hereinafter referred to as a "Covered Person") against all liabilities and expenses, including, but not limited to, amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and counsel fees reasonably incurred by any Covered Person in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative or legislative body, in which such Covered Person may be or may have been involved as a party or otherwise or with which such person may be or may have been threatened, while in office or thereafter, by reason of being or having been such a Trustee or officer, except with respect to any matter as to which such Covered Person shall have been finally adjudicated in a decision on the merits in any such action, suit or other proceeding not to have acted in good faith in the reasonable belief that such Covered Person's action was in the best interests of the Registrant and except that no Covered Person shall be indemnified against any liability to the Registrant or its shareholders to which such Covered Person would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such Covered Person's office. Expenses, including counsel fees so incurred by any such Covered Person (but excluding amounts paid in satisfaction of judgments, in compromise or as fines or penalties), may be paid from time to time by the Registrant in advance of the final disposition or any such action, suit or proceeding upon receipt of an undertaking by or on behalf of such Covered Person to repay amounts so paid to the Registrant if it is ultimately determined that indemnification of such expenses is not authorized under Article 10 of the Registrant's By-Laws, provided that (i) such Covered Person shall provide security for his or her undertaking, (ii) the Registrant shall be insured against losses arising by reason of such Covered Person's failure to fulfill his or her undertaking, or (iii) a majority of the Trustees who are disinterested persons and who are not Interested Persons (as that term is defined in the Investment Company Act of 1940, as amended (the "1940 Act")) (provided that a majority of such Trustees then in office act on the matter), or independent legal counsel in a written opinion, shall determine, based on a review of readily available facts (but not a full trial-type inquiry), that there is reason to believe such Covered Person ultimately will be entitled to indemnification.

(b)       As to any matter disposed of (whether by a compromise payment, pursuant to a consent decree or otherwise) without an adjudication in a decision on the merits by a court, or by any other body before which the proceeding was brought, that such Covered Person either (i) did not act in good faith in the reasonable belief that such Covered Person's action was in the best interests of the Registrant or (ii) is liable to the Registrant or its shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such Covered Person's office, indemnification shall be provided if (i) approved as in the best interest of the Registrant, after notice that it involves such indemnification, by at least a majority of the Trustees who are disinterested persons and are not Interested Persons (as that term is defined in 1940 Act) (provided that a majority of such Trustees then in office act on the matter), upon a determination, based upon a review of readily available facts (but not a full trial-type inquiry) that such Covered Person acted in good faith in the reasonable belief that such Covered Person's action was in the best interests of the Registrant and is not liable to the Registrant or its shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such Covered Person's office, or (ii) there has been obtained an opinion in writing of independent legal counsel, based upon a review of readily available facts (but not a full trial-type inquiry) to the effect that such Covered Person appears to have acted in good faith in the reasonable belief that such Covered Person's action was in the best interests of the Registrant and that such indemnification would not protect such Covered Person against any liability to the Registrant to which such Covered Person would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office. Any approval pursuant to this Section shall not prevent the recovery from any Covered Person of any amount paid to such Covered Person in accordance with this Section as indemnification if such Covered Person is subsequently adjudicated by a court of competent jurisdiction not to have acted in good faith in the reasonable belief that such Covered Person's action was in the best interests of the Registrant or to have been liable to the Registrant or its shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such Covered Person's office.

(c)        The right of indemnification hereby provided shall not be exclusive of or affect any other rights to which any such Covered Person may be entitled. As used Article 10 of the Registrant's By-Laws, the term "Covered Person" shall include such person's heirs, executors and administrators, and a "disinterested person" is a person against whom none of the actions, suits or other proceedings in question or another action, suit, or other proceeding on the same or similar grounds is then or has been pending. Nothing contained in Article 10 of the Registrant's By-Laws shall affect any rights to indemnification to which personnel of the Registrant, other than Trustees and officers, and other persons may be entitled by contract or otherwise under law, nor the power of the Registrant to purchase and maintain liability insurance on behalf of such person.

(d)       Notwithstanding any provisions in the Registrant's Amended and Restated Agreement and Declaration of Trust and By-Laws pertaining to indemnification, all such provisions are limited by the following undertaking set forth in the rules promulgated by the U.S. Securities and Exchange Commission:

In the event that a claim for indemnification is asserted by a Trustee, officer or controlling person of the Registrant in connection with the registered securities of the Registrant, the Registrant will not make such indemnification unless (i) the Registrant has submitted, before a court or other body, the question of whether the person to be indemnified was liable by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of duties, and has obtained a final decision on the merits that such person was not liable by reason of such conduct or (ii) in the absence of such decision, the Registrant shall have obtained a reasonable determination, based upon review of the facts, that such person was not liable by virtue of such conduct, by (a) the vote of a majority of Trustees who are neither Interested Persons as such term is defined in the 1940 Act, nor parties to the proceeding or (b) an independent legal counsel in a written opinion.

The Registrant will not advance attorneys' fees or other expenses incurred by the person to be indemnified unless (i) the Registrant shall have received an undertaking by or on behalf of such person to repay the advance unless it is ultimately determined that such person is entitled to indemnification and (ii) one of the following conditions shall have occurred: (a) such person shall provide security for his undertaking, (b) the Registrant shall be insured against losses arising by reason of any lawful advances or (c) a majority of the disinterested, non-party Trustees of the Registrant, or an independent legal counsel in a written opinion, shall have determined that based on a review of readily available facts there is reason to believe that such person ultimately will be found entitled to indemnification.

(e)         Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 31.  Business and Other Connections of Investment Adviser

_______ ______________________________________________

BNY Mellon ETF Investment Adviser, LLC (the "Adviser") and affiliate companies comprise a financial service organization whose business consists primarily of providing investment management services as the investment adviser, manager and distributor for sponsored investment companies registered under the Investment Company Act of 1940 and as an investment adviser to institutional and individual accounts. The Adviser does not currently, but may in the future, also serve as sub-investment adviser to and/or administrator of other investment companies. BNY Mellon Securities Corporation, a wholly-owned subsidiary of the parent company of the Adviser, The Bank of New York Mellon Corporation, serves primarily as a registered broker-dealer of shares of investment companies sponsored by Adviser and of other investment companies for which the Adviser's affiliates act as an investment adviser, sub-investment adviser or administrator.

(b) Business and Other Connections of Sub-Investment Adviser

Mellon Investments Corporation serves as sub-adviser to each series of the Trust. The Registrant is fulfilling the requirement of this Item 31 to provide a list of the officers and directors of Mellon Investments Corporation, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by Mellon Investments Corporation, or those of its officers and directors during the past two years, by incorporating by reference the information contained in the Form ADV filed with the SEC pursuant to the Investment Advisers Act of 1940 by Mellon Investments Corporation (SEC File No. 801-19785).

Registrant is fulfilling the requirement of this Item 31(b) to provide a list of the officers and directors of Newton Investment Management Limited, a sub-investment adviser of the Registrant, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by Newton Investment Management Limited or that firm's officers and directors during the past two years, by incorporating by reference the information contained in the Form ADV filed with the SEC pursuant to the Investment Advisers Act of 1940 by Newton Investment Management Limited (SEC File No. 801-42114).

Registrant is fulfilling the requirement of this Item 31(b) to provide a list of the officers and directors of Insight North America LLC, a sub-investment adviser of the Registrant, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by Insight North America LLC or that firm's officers and directors during the past two years, by incorporating by reference the information contained in the Form ADV filed with the SEC pursuant to the Investment Advisers Act of 1940 by Insight North America LLC (SEC File No. 801-69964).

Registrant is fulfilling the requirement of this Item 31(b) to provide a list of the officers and directors of Walter Scott & Partners Limited, a sub-investment adviser of the Registrant, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by Walter Scott & Partners Limited or that firm's officers and directors during the past two years, by incorporating by reference the information contained in the Form ADV filed with the SEC pursuant to the Investment Advisers Act of 1940 by Walter Scott & Partners Limited (SEC File No. 801-19420).

 Any other business, profession, vocation or employment of a substantial nature in which each director or principal officer of the Adviser is or has been, at any time during the last two calendar years, engaged for his or her own account or in the capacity of director, officer, employee, partner or trustee are as follows:

Name and Position With BNY Mellon ETF Investment Adviser, LLC	Other Businesses	Position Held	Dates

Stephanie Pierce Chief Executive Officer and Manager
	Mellon Investments Corporation *	Chief Executive Officer of Index	8/20 – Present

	Mellon Investments Corporation*	Chief Executive Officer Executive Vice President	3/21 – Present 8/20 – 3/21

	Mellon Investments Corporation *	Director	2/21 – Present

	The Bank of New York Mellon Trust Company, National Association+	Managing Director	2/21 – Present

Matthew Oomen Manager
	BNY Mellon Investment Management (APAC) Holdings Limited^	Director	12/15 – Present

	BNY Mellon Investment Management (Shanghai) Limited+++++	Director	8/21 – Present

	BNY Mellon Management Japan Limited^^^	Director	12/18 – Present

	BNY Mellon Management EMEA Limited^	Director	4/13 – Present

	MBC Investment Corporation #	Vice President	1/18 – Present

	Mellon Investments Corporation *	Director	10/17 – 12/19

	The Bank of New York Mellon Trust Company, National Association+	Vice President	1/20 – Present

David DiPetrillo
Manager
	BNY Mellon Investor Solutions, LLC *	Manager	1/20 – Present

	BNY Mellon Securities Corporation++	Director Executive Vice President	1/21 – Present

	The Bank of New York Mellon Trust Company, National Association+	Vice President	1/20 – Present

Natalya Zelensky Chief Compliance Officer and Vice President
	BNY Mellon Investement Adviser, Inc.++	Assistant Secretary	4/18 – Present

	BNY Mellon Transfer, Inc.++	Secretary	5/17 – Present

Name and Position With BNY Mellon ETF Investment Adviser, LLC	Other Businesses	Position Held	Dates
Vice President

Parker Wertz Chief Financial Officer
	Mellon Investments Corporation *	Chief Financial Officer and Treasurer	6/19 – Present

	Newton Investment Management North America, LLC^	Chief Financial Officer	1/21 – Present

	TBCAM Opportunistic, LLC*	Manager	3/21 – 6/21

	TBCAM, LLC*	Manager	3/21 – 6/21

	xBK LLC^^	Chief Financial Officer	12/19 – 1/21

Alice Helscher Secretary
	Agency Brokerage Holding LLC**	Assistant Secretary	7/20 – Present

	Alcentra NY, LLC ++	Secretary	3/19 – Present
		Assistant Secretary	3/17 – 3/19

	Alcentra US, Inc. †	Secretary	12/19 – Present
		Assistant Secretary	3/17 – 12/19

	Alternative Holdings I, LLC**	Assistant Secretary	7/20 – Present

	Alternative Holdings II, LLC**	Assistant Secretary	7/20 – Present

	AP Residential Realty, Inc. ††	Assistant Secretary	7/20 – Present

	BNY Administrative Services LLC**	Secretary	5/19 – Present

	BNY Alcentra Group Holdings, Inc. †††	Secretary	11/19 – Present
		Assistant Secretary	6/17 – 11/19

	BNY Aurora Holding Corp.**	Secretary	1/19 – Present
		Assistant Secretary	11/17 – 1/19

	BNY Capital Funding LLC**	Assistant Secretary	1/19 – Present

	BNY Foreign Holdings, Inc.**	Assistant Secretary	3/20 – Present

	BNY International Financing Corporation++	Assistant Secretary	5/17 – 5/21

	BNY Investment Management Services LLC #	Assistant Secretary	7/20 – Present

	BNY Lease Equities (Cap Funding) LLC ######	Assistant Secretary	10/20 – Present

	BNY Mellon Asset Management Canada Ltd. <	Assistant Secretary	9/18 – Present

Name and Position With BNY Mellon ETF Investment Adviser, LLC	Other Businesses	Position Held	Dates

	BNY Mellon Asset Management Operations LLC^^	Assistant Secretary Secretary	8/18 – 2/20 2/20 – Present

	BNY Mellon Capital Markets, LLC ++	Assistant Secretary	12/19 – 9/20

	BNY Mellon Performance & Risk Analytics, Inc. ±±±±	Secretary	3/19 – Present
		Assistant Secretary	6/17 – 3/19

	BNY Mellon Performance & Risk Analytics, LLC+	Secretary	9/17 – Present

	BNY Mellon Securities Corporation++	Assistant Secretary	3/18 – 5/21
		Secretary	5/21 – Present

	BNY Mellon Trust of Delaware#	Assistant Secretary	5/19 – Present

	BNY Mellon Wealth Management Advisory Services, Inc. ++++	Assistant Secretary	3/19 – 3/21

	BNY Mezzanine Holdings LLC****	Assistant Secretary	12/19 – Present

	Bny Partnership Funding LLC**	Assistant Secretary	7/20 – Present

	BNY Real Estate Holdings LLC**	Assistant Secretary	12/20 – Present

	BNY Salvage Inc. **	Assistant Secretary	12/19 – Present

	BNYM RECAP Holdings, LLC**	Assistant Secretary	11/20 – 6/21

	CenterSquare Global Securities Management, Inc. +++	Assistant Secretary	4/19 – 5/19

	CenterSquare Investment Management Holdigs, Inc. +++	Assistant Secretary	7/20 – Present

	Colson Services Corp. ±	Assistant Secretary	12/19 – Present

	EACM Advisors LLC±±	Assistant Secretary	6/19 – 5/21

	ECM DE, LLC**	Assistant Secretary	2/19 – Present

	HedgeMark International, LLC ##	Assistant Secretary	3/20 – Present

	iNautix (USA) LLC###	Assistant Secretary	3/21 – Present

	Insight North America LLC++	Assistant Secretary	2/20 – 2/21

	Lockwood Advisors, Inc. ####	Assistant Secretary	3/19 – Present

	Madison Pershing LLC ###	Assistant Secretary	10/20 – Present
		Secretary	7/19 – 10/20

Name and Position With BNY Mellon ETF Investment Adviser, LLC	Other Businesses	Position Held	Dates
		Assistant Secretary	2/18 – 7/19

	MBC Investments Corporation #	Assistant Secretary	5/20 – Present

	MCDI (Holdings) LLC**	Assistant Secretary	3/19 – 6/20

	Mellon Canada Holding Company<<<<	Assistant Secretary	2/20 – Present

	Mellon Financial Services Corporation #1+	Assistant Secretary	3/19 – Present

	Mellon Global Investing Corp. +	Assistant Secretary	7/20 – Present

	Mellon Holdings LLC++	Assistant Secretary	6/19 – Present

	Mellon Investments Corporation*	Secretary	5/17 - Present

	Mellon Leasing Corporation+	Secretary	12/19 – Present

	Mellon Overseas Investment Corporation**	Secretary	5/17 – 6/21

	Newton Investment Management North America, LLC^	Secretary	1/21 – Present

	PAS Holdings LLC**	Assistant Secretary	8/17 – 7/19 10/20 – Present
		Secretary	7/19 – 10/20

	Pershing Advisor Solutions LLC ###	Secretary	3/20 – Present
		Assistant Secretary	2/19 – 3/20

	Pershing Group LLC###	Secretary	6/20 – Present
		Assistant Secretary	1/19 – 6/20

	Pershing Investments LLC**	Assistant Secretary	10/20 – Present 3/18 – 7/19
		Secretary	7/19 – 10/20

	Pershing LLC###	Secretary	3/20 – 9/21
		Assistant Secretary	9/21 – Present

	Pershing Securities Canada Limited###	Secretary	6/20 – Present

	TBC Securities Co., Inc*	Assistant Clerk	6/19 – Present

	Technology Services group, Inc. ++	Assistant Secretary	8/20 – Present

	Tennessee Processing Center LLC++	Assistant Secretary	2/19 – Present

	The Bank of New York Mellon Trust Company, National Association+	Assistant Secretary	8/17 – 10/20

	xBK LLC^^	Secretary	9/18 – Present

Name and Position With BNY Mellon ETF Investment Adviser, LLC	Other Businesses	Position Held	Dates
Amy Brennan Assistant Secretary
	Albridge Solutions, Inc. ††††	Secretary	6/14 – Present

	B.N.Y. Holdings (Delaware) Corporation #	Secretary	2/19 – Present
		Assistant Secretary	7/18 – 2/19

	BNY Administrative Services LLC **	Assistant Secretary	5/19 – Present

	BNY Alcentra Group Holdings, Inc. †††	Assistant Secretary	11/19 – Present

	BNY Aurora Holding Corp. **	Assistant Secretary	10/19 – Present

	BNY Capital Corporation **	Secretary	2/20 – Present
		Assistant Secretary	7/18 – 2/20

	BNY Capital Markets Holdings, Inc. **	Secretary	2/20 – Present
		Assistant Secretary	7/18 – 2/20

	BNY Mellon Government Securities Services Corp. ++	Assistant Secretary	4/17 – Present

	BNY Mellon Investment Servicing (US) Inc. +	Secretary	6/14 – Present

	BNY Mellon Investment Servicing Trust Company #	Secretary	6/14 – Present

	BNY Mellon Investor Solutions, LLC*	Secretary	2/19 – Present
		Assistant Secretary	1/17 – 2/19

	BNY Mellon Trust Company of Illinois ***	Assistant Secretary	3/21 – Present
		Secretary	3/19 – 3/21
		Assistant Secretary	6/14 – 3/19

	BNY Mellon Trust of Delaware#	Assistant Secretary	7/20 – Present

	BNY Mellon US Services Holdings LLC++	Secretary	6/19 – Present
		Assistant Secretary	6/14 – 6/19

	BNY Mezzanine Holdings LLC ****	Assistant Secretary	12/19 – Present

	BNY Recap I, LLC#	Assistant Secretary	7/18 – 10/19

	CenterSquare Global Securities Management, Inc. +++	Assistant Secretary	4/19 – 5/19

	Colson Services Corp. ±	Secretary	5/19 – Present
		Assistant Secretary	7/18 – 5/19

	Eagle Access LLC±±±	Secretary	12/19 – Present
		Assistant Secretary	7/18 – 12/19

	Eagle Investment Systems LLC±±±±	Secretary	12/19 – Present

Name and Position With BNY Mellon ETF Investment Adviser, LLC	Other Businesses	Position Held	Dates
		Assistant Secretary	7/18 – 12/19

	MUNB Loan Holdings, LLC **	Assistant Secretary	4/20 – Present
		Secretary	1/20 – 4/20

	Newton Investment Management North America, LLC^	Assistant Secretary	7/21 – Present

	Newton Management North America LLC^	Assistant Secretary	7/21 – Present

	Sumday Administration LLC++	Secretary	6/20 – 3/21

	The Bank of New York Mellon Trust Company, National Association+	Assistant Secretary	7/20 – Present

	xBK LLC ^^	Assistant Secretary	12/19 – Present

Jennifer Jablon Assistant Secretary
	Agency Broker Holding LLC**	Secretary	7/20 – Present

	Alcentra NY, LLC ++	Assistant Secretary	11/20 – Present

	Alcentra US, Inc. †	Assistant Secretary	12/20 – Present

	Alternative Holdings I, LLC**	Secretary	7/20 – Present

	Alternative Holdings II, LLC**	Secretary	7/20 – Present

	BNY Administrative Services LLC**	Assistant Secretary	6/20 – Present

	BNY Alcentra Group Holdings, Inc. †††	Assistant Secretary	11/20 – Present

	BNY International Financing Corporation++	Assistant Secretary	5/21 – Present

	BNY Mellon Capital Markets, LLC++	Secretary	9/20 – Present

	BNY Mellon Performance & Risk Analytics, Inc. ±±±±	Assistant Secretary	4/20 – Present

	CenterSquare Investment Management Holdings, Inc.+++	Secretary	7/20 – Present

	CenterSquare Investment Management, Inc. +++	Secretary	7/20 – 8/20

	iNautix (USA) LLC###	Secretary	3/21 – Present

	Insight North America LLC++	Secretary	5/20 – Present

	Mellon Funding Corportion+	Secretary	7/20 – 9/21

Name and Position With BNY Mellon ETF Investment Adviser, LLC	Other Businesses	Position Held	Dates
	Mellon Global Investing Corp. +	Secretary	7/20 – Present

	Mellon Hedge Advisors, LLC*	Secretary	6/20 – Present

	Mellon Investments Corporation*	Assistant Secretary	8/20 – Present

	Mellon Overseas Investment Corporation**	Assistant Secretary	1/21 – 6/21
		Secretary	6/21 – Present

	Mellon Residential Funding Corporation+	Secretary	8/20 – Present

	National Residential Assets Corp. **	Secretary	7/20 – Present

	Newton Investment Management North America, LLC^	Assistant Secretary	1/21 – Present

	Newton Management North America LLC^	Secretary	7/20 – Present

	Pershing Advisor Solutions LLC ###	Assistant Secretary	3/20 – Present

	Pershing Group LLC ###	Assistant Secretary	6/20 – Present

	Pershing LLC###	Assistant Secretary	3/20 – Present

	TBC Securities Co., Inc. *	Clerk	12/20 – Present

	The Bank of New York Mellon Trust Company, National Association+	Secretary	4/20 – Present

	xBK LLC^^	Assistant Secretary	1/21 – Present

Cristina M. Rice Assistant Secretary
	A P Meritor, Inc.	Secretary	11/08 – 7/19

	Agency Brokerage Holding LLC **	Assistant Secretary	1/10 – Present

	Albridge Solutions, Inc. ††††	Assistant Secretary	7/10 - Present

	Alcentra NY, LLC ++	Assistant Secretary	5/08 – Present

	Alcentra US, Inc. †	Assistant Secretary	5/08 – Present

	Alternative Holdings I, LLC**	Assistant Secretary	12/08 – 7/20

	Alternative Holdings II, LLC**	Assistant Secretary	12/08 – 7/20

	AP Residential Realty, Inc. ††	Assistant Secretary	8/16 – Present

	Asset Recovery IV, LLC **	Assistant Secretary	9/11 – Present

	Asset Recovery V, LLC **	Assistant Secretary	9/11 – Present

Name and Position With BNY Mellon ETF Investment Adviser, LLC	Other Businesses	Position Held	Dates

	Asset Recovery XIX, LLC **	Assistant Secretary	7/12 – Present

	Asset Recovery XX, LLC **	Assistant Secretary	7/12 – Present

	Asset Recovery XXII, LLC **	Assistant Secretary	7/12 – Present

	B.N.Y. Holdings (Delaware) Corporation #	Assistant Secretary	9/08 – Present

	BNY Administrative Services LLC **	Assistant Secretary	12/08 – Present

	BNY Alcentra Group Holdings, Inc. ††††	Assistant Secretary	5/08 – Present

	BNY Aurora Holding Corp. **	Assistant Secretary	5/08 – Present

	BNY Capital Corporation **	Assistant Secretary	9/08 – Present

	BNY Capital Funding LLC **	Assistant Secretary Secretary	7/08 – 4/21 4/21 – Present

	BNY Capital Markets Holdings, Inc. **	Assistant Secretary	9/08 – Present

	BNY Capital Resources Corporation #####	Assistant Secretary	7/08 – Present

	BNY Foreign Holdings, Inc. **	Assistant Secretary	8/08 – Present

	BNY International Financing Corporation++	Secretary	5/19 – Present
		Assistant Secretary	5/08 – 5/19

	BNY Investment Management Services LLC #	Assistant Secretary	7/09 – Present

	BNY Lease Equities (Cap Funding) LLC ######	Assistant Secretary	7/08 – Present

	BNY Lease Partners LLC **	Assistant Secretary	7/08 – 7/19

	BNY Mellon Asset Management Canada Ltd. <	Secretary	9/18 – Present

	BNY Mellon Asset Management Operations LLC ^^	Assistant Secretary	1/15 – Present

	BNY Mellon Capital Markets, LLC ++	Assistant Secretary	6/08 – Present

	BNY Mellon Clearing Holding Company, LLC **	Assistant Secretary	7/10 – Present

	BNY Mellon Community Development Corporation++	Secretary	10/08 – 4/19

	BNY Mellon Investment Management Holdings LLC #	Assistant Secretary	9/20 – Present
		Secretary	1/14 – 9/20

Name and Position With BNY Mellon ETF Investment Adviser, LLC	Other Businesses	Position Held	Dates
	BNY Mellon Investment Servicing (US) Inc. +	Assistant Secretary	7/10 – Present

	BNY Mellon Investment Servicing Trust Company #	Assistant Secretary	7/10 – Present

	BNY Mellon Investor Solutions, LLC*	Assistant Secretary	6/15 – Present

	BNY Mellon Performance & Risk Analytics, Inc. ±±±±	Assistant Secretary	1/09 – 8/21

	BNY Mellon Performance & Risk Analytics, LLC +	Assistant Secretary	2/09 – Present

	BNY Mellon Securities Corporation ++	Assistant Secretary	2/11 – Present

	BNY Mellon Trust Company of Illinois ***	Assistant Secretary	3/08 – Present

	BNY Mellon Trust of Delaware #	Secretary	5/19 – Present
		Assistant Secretary	3/08 – 5/19

	BNY Mellon US Services Holdings LLC++	Assistant Secretary	6/10 – Present

	BNY Mellon Wealth Management, Advisory Services, Inc. ++++	Secretary	3/19 – 2/21
		Assistant Secretary	3/17 – 3/19

	BNY Mezzanine Holdings LLC ****	Assistant Secretary	5/09 – Present

	BNY Partnership Funding LLC**	Assistant Secretary	8/08 – 7/20

	BNY Real Estate Holdings LLC **	Assistant Secretary Secretary	4/09 – 12/20 12/20 – Present

	BNY Recap I, LLC#	Assistant Secretary	9/08 – 10/19

	BNY Salvage Inc. **	Assistant Secretary	4/09 – Present

	BNY Trust Company of Canada<	Secretary	2/19 – 4/20
		Assistant Secretary	4/20 – Present

	BNYM RECAP Holdings, LLC **	Secretary	11/20 – 6/21
		Assistant Secretary	11/14 – 11/20

	BNY-N.J. II Corp. **	Assistant Secretary	6/08 – Present

	CenterSquare Global Securities Management, Inc. +++	Assistant Secretary	1/18 – 5/19

	CenterSquare Investment Management Holdings, Inc. +++	Assistant Secretary	11/08 – Present

	Colson Services Corp. ±	Assistant Secretary	5/08 – Present

Name and Position With BNY Mellon ETF Investment Adviser, LLC	Other Businesses	Position Held	Dates
	EACM Advisors LLC±±	Assistant Secretary	2/09 – 5/21

	Eagle Access LLC±±±	Assistant Secretary	1/14 – Preset

	Eagle Investment Systems LLC±±±±	Assistant Secretary	1/13 – Present

	ECM DE, LLC **	Assistant Secretary	3/10 – Present

	Hamilton Insurance Corp. (The) ++	Assistant Secretary	6/10 – Present

	HedgeMark International, LLC ##	Assistant Secretary	5/14 – Present

	iNautix (USA) LLC ###	Assistant Secretary	5/08 – 3/21

	Insight North America LLC ++	Assistant Secretary	11/08 – Present

	Lockwood Advisors, Inc. ####	Assistant Secretary	1/08 – Present

	Madison Pershing LLC ###	Assistant Secretary	7/08 – Present

	MBC Investments Corporation #	Secretary	11/13 – Present

	MCDI (Holdings) LLC**	Assistant Secretary	5/08 – 6/20

	Mellon Canada Holding Company<<<<	Secretary	1/14 – Present

	Mellon Financial Services Corporation #1 +	Secretary	3/19 – 11/20
		Assistant Secretary Assistant Secretary	7/08 – 3/19 11/20 – Present

	Mellon Funding Corporation +	Assistant Secretary	10/08 – 9/21

	Mellon Global Investing Corp. +	Assistant Secretary	5/08 – Present

	Mellon Hedge Advisors, LLC *	Assistant Secretary	11/15 – Present

	Mellon Investments Corporation *	Assistant Secretary	8/08 – Present

	Mellon Leasing Corporation +	Assistant Secretary	6/16 – Present

	Mellon Overseas Investment Corporation **	Assistant Secretary	6/16 – Present

	Mellon Residential Funding Corporation+	Assistant Secretary	3/10 – Present

	MUNB Loan Holdings, LLC **	Assistant Secretary	10/10 – Present

	National Residential Assets Corp. **	Assistant Secretary	1/09 – Present

	Newton Investment Management North America, LLC^	Assistant Secretary	1/21 – Present

	Newton Management North America LLC ^	Assistant Secretary	10/10 – Present

Name and Position With BNY Mellon ETF Investment Adviser, LLC	Other Businesses	Position Held	Dates
	PAS Holdings LLC **	Assistant Secretary	9/08 – Present

	Pershing Advisor Solutions LLC ###	Assistant Secretary	5/08 – Present

	Pershing Group LLC ###	Assistant Secretary	7/08 – Present

	Pershing Investments LLC **	Assistant Secretary	7/08 – Present

	Pershing LLC ###	Assistant Secretary	5/08 – Present

	PFS Holdings, LLC **	Assistant Secretary	1/11 – Present

	Sumday Administration LLC++	Assistant Secretary	11/16 – 8/19

	TBC Securities Co., Inc *	Assistant Clerk	7/09 – Present

	Technology Services Group, Inc. ++	Assistant Secretary	4/08 – Present

	Tennessee Processing Center LLC ++	Assistant Secretary	5/08 – Present

	Trinity Residual Limited<<	Assistant Secretary	9/13 – Present

	The Bank of New York Mellon Trust Company, National Association+	Assistant Secretary	4/08 – 10/20

	xBK LLC ^^	Assistant Secretary	11/17 – Present

Charles Doumar Assistant Treasurer – Tax

	Albridge Solutions, Inc. ††††	Assistant Treasurer – Tax	7/13 – Present

	Alcentra NY LLC ++	Assistant Treasurer – Tax	9/14 – Present

	Alcentra US. Inc. †	Assistant Treasurer – Tax	9/14 – Present

	Alternative Holdings I, LLC **	Assistant Treasurer – Tax	1/14 – Present

	Alternative Holdings II, LLC **	Assistant Treasurer – Tax	1/14 – Present

	AP Residential Realty, Inc. ††	Assistant Treasurer – Tax	8/13 – Present

	Asset Recovery IV, LLC **	Assistant Treasurer	9/13 – Present

	Asset Recovery V, LLC **	Assistant Treasurer	9/13 – Present

	Asset Recovery XIX, LLC **	Assistant Treasurer	7/13 – Present

	Asset Recovery XX, LLC **	Assistant Treasurer	7/13 – Present

	Asset Recovery XXII, LLC **	Assistant Treasurer	7/13 – Present

	B.I.E Corporation+	Assistant Treasurer – Tax	12/13 – Present

Name and Position With BNY Mellon ETF Investment Adviser, LLC	Other Businesses	Position Held	Dates

	B.N.Y. Holdings (Delaware) Corporation #	Assistant Treasurer – Tax	4/13 – Present

	BNY Administrative Services LLC**	Assistant Treasurer – Tax	12/17 – Present

	BNY Alcentra Group Holdings, Inc. †††	Assistant Treasurer – Tax	3/13 – Present

	BNY Capital Corporation**	Assistant Treasurer – Tax	9/13 – Present

	BNY Capital Funding LLC **	Assistant Treasurer – Tax	9/13 – Present

	BNY Capital Markets Holdings, Inc. **	Assistant Treasurer – Tax	9/13 – Present

	BNY Foreign Holdings, Inc. **	Assistant Treasurer – Tax	10/13 – Present

	BNY Investment Management Services LLC #	Assistant Treasurer – Tax	11/18 – Present

	BNY Lease Equities (Cap Funding) LLC ######	Assistant Treasurer – Tax	7/13 – Present

	BNY Lease Partners LLC **	Assistant Treasurer – Tax	7/13 – 7/19

	BNY Mellon Capital Markets, LLC++	Assistant Treasurer – Tax	7/13 – Present

	BNY Mellon Clearing Holding Company, LLC**	Assistant Treasurer – Tax	7/13 – Present

	BNY Mellon Community Development Corporation++	Assistant Treasurer – Tax	10/13 – 4/19

	BNY Mellon IHC, LLC++	Assistant Treasurer – Tax	6/17 – Present

	BNY Mellon Investment Servicing (US) Inc. +	Assistant Treasurer	3/14 – Present

	BNY Mellon Investment Servicing Trust Company #	Assistant Treasurer	3/14 – Present

	BNY Mellon Investor Solutions, LLC*	Assistant Treasurer – Tax	6/15 – Present

	BNY Mellon Performance & Risk Analytics, LLC+	Assistant Treasurer – Tax	9/17 – Present

	BNY Mellon Transfer, Inc. ++	Assistant Treasurer	12/14 – Present

	BNY Mellon Trust Company of Illinois***	Assistant Treasurer – Tax	3/13 – Present

	BNY Mellon Trust of Delaware#	Assistant Treasurer	11/13 – Present

	BNY Mellon US Services Holdings LLC++	Assistant Treasurer – Tax	6/13 – Present

	BNY Mezzanine Holdings LLC****	Assistant Treasurer – Tax	5/13 – Present

	BNY Partnership Funding LLC**	Assistant Treasurer – Tax	7/13 – Present

Name and Position With BNY Mellon ETF Investment Adviser, LLC	Other Businesses	Position Held	Dates
	BNY Recap I, LLC#	Assistant Treasurer – Tax	9/13 – 10/19

	BNY Salvage Inc. **	Assistant Treasurer – Tax	3/13 – Present

	BNYM RECAP Holdings, LLC **	Assistant Treasurer – Tax	11/14 – 6/21

	BNY-N.J. II Corp. **	Assistant Treasurer – Tax	4/13 – Present

	CenterSquare Global Securities Management, Inc. +++	Assistant Treasurer – Tax	1/18 – 5/19

	CenterSquare Investment Management Holdings, Inc. +++	Assistant Treasurer – Tax	12/13 – 8/20

	Colson Services Corp. ±	Assistant Treasurer – Tax	38/14 – Present

	EACM Advisors LLC±±	Assistant Treasurer – Tax	3/14 – 5/21

	Eagle Access LLC±±±	Assistant Treasurer – Tax	1/14 – Present

	Eagle Investment Systems LLC±±±±	Assistant Treasurer – Tax	1/14 – Present

	ECM DE, LLC**	Assistant Treasurer – Tax	1/14 – Present

	HedgeMark International, LLC ##	Assistant Treasurer – Tax	5/14 – Present

	iNautix (USA) LLC###	Assistant Treasurer – Tax	11/13 – Present

	Insight North America LLC++	Assistant Treasurer – Tax	11/13 – Present

	Lockwood Advisors, Inc. ####	Assistant Treasurer – Tax	3/14 – Present

	Madison Pershing LLC###	Assistant Treasurer – Tax	6/13 – Present

	MBC Investments Corporation #	Assistant Treasurer – Tax	11/13 – Present

	MCDI (Holdings) LLC**	Assistant Treasurer – Tax	9/13 – 6/20

	Mellon Financial Services Corporation #1+	Assistant Treasurer – Tax	7/13 – Present

	Mellon Funding Corporation+	Assistant Treasurer – Tax	3/14 – Present

	Mellon Global Investing Corp. +	Assistant Treasurer – Tax	5/14 – Present

	Mellon Hedge Advisors, LLC *	Assistant Treasurer	10/13 – Present

	Mellon Holdings LLC++	Assistant Treasurer	2/15 – Present

	Mellon Investments Corporation *	Assistant Treasurer – Tax	1/14 – Present

	Mellon Leasing Corporation+	Assistant Treasurer – Tax	7/13 – Present

Name and Position With BNY Mellon ETF Investment Adviser, LLC	Other Businesses	Position Held	Dates
	Mellon Overseas Investment Corporation**	Assistant Treasurer – Tax	12/13 – Present

	Mellon Residential Funding Corporation+	Assistant Treasurer – Tax	4/14 – Present

	MUNB Loan Holdings, LLC**	Assistant Treasurer	10/13 – Present

	National Residential Assets Corp.**	Assistant Treasurer – Tax	4/13 – Present

	Newton Investment Management North America LLC^	Assistant Vice President– Tax	1/21 – Present

	Newton Management North America LLC^	Assistant Treasurer – Tax	8/14 – Present

	PAS Holdings LLC **	Assistant Treasurer – Tax	6/13 – Present

	Pershing Advisor Solutions LLC ###	Assistant Treasurer – Tax	6/13 – Present

	Pershing Group LLC ###	Assistant Treasurer – Tax	6/13 – Present

	Pershing Investments LLC **	Assistant Treasurer – Tax	6/13 – Present

	Pershing LLC ###	Assistant Treasurer – Tax	7/13 – Present

	Sumday Administration LLC++	Assistant Treasurer – Tax	11/16 – Present

	Sumday Holdings LLC	Assistant Treasurer – Tax	11/16 – 8/19

	TBC Securities Co., Inc.*	Assistant Treasurer – Tax	6/13 – Present

	TBCAM, LLC *	Assistant Treasurer – Tax	10/13 – 6/21

	Technology Services Group, Inc. ++	Assistant Treasurer – Tax	9/13 – Present

	Tennessee Processing Center LLC ++	Assistant Treasurer – Tax	9/13 – Present

	The Bank of New York Mellon Trust Company, National Association +	Assistant Treasurer	10/13 – Present

	xBK LLC^^	Assistant Treasurer – Tax	6/18 – Present

Vivian Herrera Assistant Treasurer - Tax

	Agency Brokerage Holding LLC**	Assistant Treasurer – Tax	5/21 – Present

	Albridge Solutions, Inc. ††††	Assistant Treasurer – Tax	7/21 – Present

	Alcentra NY, LLC ++	Assistant Treasurer -Tax	5/21 – Present

	Alcentra US, Inc. †	Assistant Treasurer -Tax	5/21 – Present

	Alternative Holdings I, LLC **	Assistant Treasurer -Tax	5/21 – Present

Name and Position With BNY Mellon ETF Investment Adviser, LLC	Other Businesses	Position Held	Dates
	Alternative Holdings II, LLC **	Assistant Treasurer -Tax	5/21 – Present

	AP Residential Realty, Inc. ††	Assistant Treasurer -Tax	5/21 – Present

	Asset Recovery IV, LLC **	Assistant Treasurer	5/21 – Present

	Asset Recovery V, LLC **	Assistant Treasurer	5/21 – Present

	Asset Recovery XIX, LLC **	Assistant Treasurer	5/21 – Present

	Asset Recovery XX, LLC **	Assistant Treasurer	5/21 – Present

	Asset Recovery XXII, LLC **	Assistant Treasurer	5/21 – Present

	B.N.Y. Holdings (Delaware) Corporation#	Assitant Vice President – Tax	7/21 – Present

	BNY Administrative Services LLC **	Assistant Treasurer –Tax	5/21 – Present

	BNY Alcentra Group Holdings, Inc. †††	Assistant Treasurer –Tax	5/21 – Present

	BNY Aurora Holding Corp. **	Vice President	5/21 – Present

	BNY Capital Corporation**	Vice President – Tax	7/21 – Present

	BNY Capital Funding LLC**	Assistant Treasurer – Tax Manager	4/21 – Present 3/20 – Present

	BNY Capital Markets Holdings, Inc.	Vice President – Tax	7/21 – Present

	BNY Capital Resources Corporation #####	Assistant Treasurer –Tax	5/21 – Present

	BNY Investment Management Services LLC #	Assistant Treasurer –Tax	5/21 – Present

	BNY Lease Equities (Cap Funding) LLC ######	Assistant Treasurer –Tax	5/21 – Present

	BNY Mellon Asset Management Operations LLC^^	Assistant Treasurer	5/21 – Present

	BNY Mellon Capital Markets, LLC ++	Assistant Treasurer –Tax	5/21 – Present

	BNY Mellon Government Securities Services Corp. ++	Vice President –Tax	5/21 – Present

	BNY Mellon Insurance Agency, Inc.	Vice President – Tax	5/21 – Present

	BNY Mellon Investment Adviser, Inc.	Vice President – Tax	5/21 – Present

	BNY Mellon Investment Management Holdings LLC #	Assistant Vice President –Tax	5/21 – Present

Name and Position With BNY Mellon ETF Investment Adviser, LLC	Other Businesses	Position Held	Dates
	BNY Mellon Investment Servicing (US) Inc.+	Assistant Treasurer – Tax	8/21 – Present

	BNY Mellon Investment Servicing Trust Company#	Assistant Treasurer – Tax	8/21 – Present

	BNY Mellon Investor Solutions, LLC	Assistant Treasurer – Tax	7/21 – Present

	BNY Mellon Performance & Risk Analytics, LLC +	Assistant Treasurer –Tax	5/21 – Present

	BNY Mellon Securities Corporation++	Vice President - Tax	5/21 – Present

	BNY Mellon Trust Company of Illinois***	Assistant Treasurer – Tax	5/21 – Present

	BNY Mellon Trust of Delaware #	Assistant Treasurer	5/21 – Present

	BNY Mellon US Services Holdings LLC++	Assistant Treasurer - Tax	6/21 – Present

	BNY Mezzanine Holdings LLC ****	Assistant Treasurer –Tax	5/21 – Present

	BNY Partnership Funding LLC **	Assistant Treasurer –Tax	5/21 – Present

	BNY Real Estate Holdings LLC**	Assistant Treasurer – Tax	4/21 – Present

	BNY Salvage Inc. **	Assistant Treasurer –Tax	5/21 – Present

	BNYM RECAP Holdings, LLC**	Assistant Treasurer – Tax	5/21 – 6/21

	BNY-N.J. I Corp. **	Assistant Treasurer –Tax	5/21 – Present

	CenterSquare Investment Management Holdings, Inc. +++	Assistant Treasurer –Tax	5/21 – Present

	Colson Services Corp. ±	Assistant Treasurer –Tax	6/21 – Present

	Eagle Access LLC ±±	Assistant Treasurer –Tax	6/21 – Present

	Eagle Investment Systems LLC ±±±	Assistant Treasurer –Tax	6/21 – Present

	ECM DE, LLC **	Assistant Treasurer –Tax	5/21 – Present

	HedgeMark International, LLC ##	Assistant Treasurer –Tax	5/21 – Present

	iNautix (USA) LLC###	Assistant Treasurer – Tax	5/21 – Present

	Insight North America LLC++	Assistant Treasurer - Tax	5/21 – Present

	Lockwood Advisors, Inc.	Assistant Treasurer – Tax	5/21 – Present

	MBC Investment Corporation #	Assistant Treasurer –Tax	5/21 – Present

	Mellon Financial Services Corporation #1 +	Assistant Treasurer –Tax	5/21 – Present

Name and Position With BNY Mellon ETF Investment Adviser, LLC	Other Businesses	Position Held	Dates
	Mellon Funding Corporation +	Assistant Treasurer –Tax	5/21 – 9/21

	Mellon Global Investing Corp. +	Assistant Treasurer –Tax	5/21 – Present

	Mellon Hedge Advisors, LLC*	Assistant Treasurer	5/21 – Present

	Mellon Holdings LLC++	Assistant Treasurer	5/21 – Present

	Mellon Investments Corporation *	Assistant Treasurer –Tax	5/21 – Present

	Mellon Leasing Corporation +	Assistant Treasurer –Tax	5/21 – Present

	Mellon Overseas Investment Corporation **	Assistant Treasurer –Tax	5/21 – Present

	Mellon Residential Funding Corporation+	Assistant Treasurer - Tax	5/21 – Present

	MUNB Loan Holdings, LLC**	Assistant Treasurer	5/21 – Present

	National Residential Assets Corp. **	Assistant Treasurer –Tax	5/21 – Present

	Newton Investment Management North America, LLC^	Assistant Treasurer-Tax	5/21 – Present

	Newton Management North America LLC^	Assistant Treasurer –Tax	5/21 – Present

	Pershing Advisor Solutions LLC ###	Assistant Treasurer –Tax	5/21 – Present

	Pershing Group LLC ###	Assistant Treasurer –Tax	5/21 – Present

	Pershing LLC ###	Assistant Treasurer –Tax	5/21 – Present

	Sumday Administration LLC++	Assistant Treasurer - Tax	5/21 – Present

	TBC Securities Co., Inc. *	Assistant Treasurer –Tax	5/21 – Present

	The Bank of New York Mellon Trust Company, National Association +	Assistant Treasurer	5/21 – Present

	xBK^^	Assistant Treasurer –Tax	5/21 – Present

*	The address of the business so indicated is One Boston Place, Boston, MA, 02108.
**	The address of the business so indicated is One Wall Street, New York, NY 10286.
***	The address of the business so indicated is 2 North LaSalle Street, Suite 1020, Chicago, IL, 60602
****	The address of the business so indicated is 445 Park Avenue, 12th Floor, New York, NY, 10022.
^	The address of the business so indicated is BNY Mellon Centre 160 Queen Victoria Street, London EC4V 4LA.
^^	The address of the business so indicated is 201 Washington Street, Boston, Massachusetts 02108.
^^^	The address of the business so indeicated is Marunouchi Trust Tower Main, 1-8-3 Marunouchi, Chiyoda-Ku, Tokyo 100-0005.
+	The address of the business so indicated is One Mellon Bank Center, Pittsburgh, PA 15258.

++	The address of the business so indicated is 240 Greenwich Street, New York, NY 10286
+++	The address of the business so indicated is 630 West Germantown Pike, Suite 300, Plymouth Meeting, PA, 19462.
++++	The address of the business so indicated is 200 Wellington Street, West, Suite 300, Toronto, Ontario, M5V 2G7.
+++++	The address of the business so indicated is Jin Mao Tower, No. 88 Century Avenue, Shanghai, China 2000120
†	The address of the business so indicated is 10877 Wilshire Blvd, #1550, Los Angeles, CA, 90024.
††	The address of the business so indicated is 1735 Market Street, Philadelphia, PA, 19103.
†††	The address of the business so indicated is 10 Gresham Street, London, EC2V 7JD.
††††	The address of the business so indicated is 1009 Lenox Drive, Bldg. 4, Suite 204, Lawrenceville, PA 16929
±	The address of the business so indicated is 4 New York Plaza, New York, NY, 10004.
±±	The address of the business so indicated is One Wells Avenue, Newton, MA, 02459.
±±±	The address of the business so indicated is 65 LaSalle Road, Suite 305, West Hartford, CT, 06107.
±±±±	The address of the business so indicated is 1313 Broadway Plaza, Tacoma, WA, 98402.
#	The address of the business so indicated is 301 Bellevue Parkway, Wilmington, DE, 19809.
##	The address of the business so indicated is 780, Third Avenue, 44th Floor, New York, NY, 10017.
###	The address of the business so indicated is One Pershing Plaza, Jersey City, NJ, 07399.
####	The address of the business so indicated is 760 Moore Road, King of Prussia, PA, 19406-1212.
#####	The address of the business so indicated is 8400 E. Prentice Ave, Greenwood Village, CO, 80111.
######	The address of the business so indicated is 1290 Avenue of the Americas, New York, NY, 10104.
<	The address of the business so indicated is 200 Wellington Street, Suite 300, Toronto, ON M5V 3C7.
<<	The address of the business so indicated is Claredon House, 2 Church Street, Hamilton, Bermuda, HM 11.

Item 32.           Principal Underwriters

BNY Mellon Securities Corporation serves as principal underwriter for each series of the Registrant.

(a)       Other investment companies for which BNY Mellon Securities Corporation acts as principal underwriter or exclusive distributor:

1.	BNY Mellon Absolute Insight Funds, Inc.
2.	BNY Mellon Advantage Funds, Inc.
3.	BNY Mellon Alcentra Global Multi-Strategy Credit Fund, Inc.
4.	BNY Mellon Appreciation Fund, Inc.
5.	BNY Mellon California AMT-Free Municipal Bond Fund, Inc.
6.	BNY Mellon Funds Trust
7.	BNY Mellon Index Funds, Inc.
8.	BNY Mellon Intermediate Municipal Bond Fund, Inc.
9.	BNY Mellon International Securities Funds, Inc.
10.	BNY Mellon Investment Funds I
11.	BNY Mellon Investment Funds II, Inc.
12.	BNY Mellon Investment Funds III
13.	BNY Mellon Investment Funds IV, Inc.

14.	BNY Mellon Investment Funds V, Inc.
15.	BNY Mellon Investment Funds VI, Inc.
16.	BNY Mellon Investment Grade Funds, Inc.
17.	BNY Mellon Investment Portfolios
18.	BNY Mellon Large Cap Securities Fund, Inc.
19.	BNY Mellon Midcap Index Fund, Inc.
20.	BNY Mellon Municipal Bond Funds, Inc.
21.	BNY Mellon Municipal Funds, Inc.
22.	BNY Mellon New Jersey Municipal Bond Fund, Inc.
23.	BNY Mellon New York AMT-Free Municipal Bond Fund
24.	BNY Mellon New York Tax Exempt Bond Fund, Inc.
25.	BNY Mellon Opportunistic Municipal Securities Fund
26.	BNY Mellon Opportunity Funds
27.	BNY Mellon Research Growth Fund, Inc.
28.	BNY Mellon Short-Intermediate Municipal Bond Fund
29.	BNY Mellon State Municipal Bond Funds
30.	BNY Mellon Stock Funds
31.	BNY Mellon Stock Index Fund, Inc.
32.	BNY Mellon Strategic Funds, Inc.
33.	BNY Mellon Sustainable U.S. Equity Fund, Inc.
34.	BNY Mellon Sustainable U.S. Equity Portfolio, Inc.
35.	BNY Mellon Ultra Short Income Fund
36.	BNY Mellon U.S. Mortgage Fund, Inc.
37.	BNY Mellon Variable Investment Fund
38.	BNY Mellon Worldwide Growth Fund, Inc.
39.	CitizensSelect Funds
40.	Dreyfus AMT-Free Municipal Cash Management Plus
41.	Dreyfus AMT-Free New York Municipal Cash Management
42.	Dreyfus BASIC Money Market Fund, Inc.
43.	Dreyfus Cash Management

44.	Dreyfus Government Cash Management Funds
45.	Dreyfus Institutional Liquidity Funds
46.	Dreyfus Institutional Preferred Money Market Funds
47.	Dreyfus Institutional Reserves Funds
48.	Dreyfus Liquid Assets, Inc.
49.	Dreyfus Tax Exempt Cash Management Funds
50.	Dreyfus Treasury Obligations Cash Management
51.	Dreyfus Treasury Securities Cash Management
52.	General Government Securities Money Market Funds, Inc
53.	General Money Market Fund, Inc.
54.	General Municipal Money Market Funds, Inc.
55.	General New York AMT-Free Municipal Money Market Fund

 (b)                    The following information is furnished with respect to the directors and officers of BNY Mellon Securities Corporation.  BNY Mellon Securities Corporation's principal business address is 240 Greenwich Street, New York, New York 10286.

me and principal Business address	Positions and offices with the Distributor	Positions and Offices with Registrant
Kenneth Bradle**	Director and President	None
David DiPetrillo****	Director and Executive Vice President	President
Sue Ann Cormack†	Executive Vice President	None
Catherine Keating*	Executive Vice President	None
Tracy Hopkins-Condon*	Executive Vice President	None
Peter Arcabascio++	Executive Vice President	None
Christopher D. O'Connor****	Executive Vice President	None
Irene Papadoulis**	Executive Vice President	None
Matthew Perrone****	Executive Vice President	None
Andrew Provencher****	Executive Vice President and Director	None
Gregory Pasquale ***	Chief Financial Officer	None
Brie A. Steingarten****	Chief Legal Officer and Secretary	None
John Squillace****	Chief Compliance Officer (Investment Advisory Business)	None
William Kennedy****	Chief Compliance Officer (Broker-Dealer Business)	None
Katherine M. Scott*	Chief Risk Officer	None
Anthony Mayo*	Chief Technology Officer	None
Timothy I. Barrett**	Senior Vice President	None
Eric P. Cola****	Senior Vice President	None
Christopher A. Stallone**	Senior Vice President	None
John Cimino****	Vice President	None
Christopher Donoghue**	Vice President	None
Tina Rizzo**	Vice President and Privacy Officer	None
James Windels****	Vice President	Treasurer

me and principal Business address	Positions and offices with the Distributor	Positions and Offices with Registrant
Caridad M. Carosella**	Vice President – Compliance/Anti-Money Laundering Officer	Anti-Money Laundering Officer
Donna M. Impagliazzo**	Vice President – Compliance	None
Marianne Thomas+	Vice President – Human Resources	None
Kathleen J. Geis††	Vice President – Real Estate	None
Charles Doumar****	Vice President – Tax	None
Claudine Orloski***	Vice President – Tax	None
Paul V. Mazziotti**	Anti-Money Laundering Officer	None
James Bitetto****	Assistant Secretary	Vice President and Secretary
Alice Helscher***	Assistant Secretary	None
Cristina Rice***	Assistant Secretary	None

*	Principal business address is 200 Park Avenue, New York, NY 10166.
**	Principal business address is 144 Glenn Curtiss Blvd., Uniondale, NY 11556-0144.
***	Principal business address is BNY Mellon Center, 500 Grant Street, Pittsburgh, PA 15258.
****	Principal business address is 240 Greenwich Street, New York, NY 10286.
†	Principal business address is 100 Saint Paul Street Denver, CO 80206
††	Principal business address is 500 Ross Street, Pittsburgh, PA 15262-0001
†††	Principal business address is 160 Queen Victoria Street, London, England, Greater London EC4V4LA
+	Principal business address is 19 Vreeland Road Florham Park, NJ 07932
++	Principal business address is 1 Boston Place, Boston, MA 02108-4407

Item 33.  Location of Accounts and Records:

Books or other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, and the rules promulgated thereunder, are maintained as follows:

1. The Bank of New York Mellon
240 Greenwich Street
New York, New York 10286

2. BNY Mellon Investment Servicing (US), Inc.
4400 Computer Drive
Westborough, Massachusetts 01581

3. BNY Mellon ETF Investment Adviser, LLC
201 Washington Street
 Boston, Massachusetts 02108

Item 34.           Management Services

 Not Applicable.

Item 35.           Undertakings

 Not Applicable.

SIGNATURES

 Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it meets all of the requirements of effectiveness of this Amendment to the Registration Statement pursuant to Rule 485(b) under the Securities Act of 1933 and has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of New York, and State of New York on the 8th of December, 2021.

BNY Mellon ETF Trust

BY:	/s/ Jeff S. Prusnofsky
Jeff S. Prusnofsky, Vice President

 Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signatures	Title	Date

/s/ David DiPetrillo*	President (Principal Executive Officer)	12/8/2021

David DiPetrillo

/s/ James Windels*	Treasurer (Principal Financial	12/8/2021

James Windels	and Accounting Officer)

/s/ J. Charles Cardona*	Chairman of the Board	12/8/2021

J. Charles Cardona

/s/ Kristen M. Dickey*	Board Member	12/8/2021

Kristen M. Dickey

/s/ F. Jack Liebau, Jr.*	Board Member	12/8/2021

F. Jack Liebau, Jr

/s/ Jill I. Mavro*	Board Member	12/8/2021

Jill I. Mavro

/s/ Kevin W. Quinn*	Board Member	12/8/2021

Kevin W. Quinn

/s/ Stacy L. Schaus*	Board Member	12/8/2021

Stacy L. Schaus

*BY:  /s/ Jeff S. Prusnofsky
 Jeff S. Prusnofsky
 Attorney-in-Fact

INDEX OF EXHIBITS

Exhibits

(d)(10)  Sub-Investment Advisory Agreement dated August 2, 2021 between BNY Mellon ETF Investment Adviser, LLC and Walter Scott & Partners Limited.

(i)(2) Opinion and Consent of Counsel, Morgan, Lewis & Bockius LLP, relating to the BNY Mellon Sustainable US Equity ETF, BNY Mellon Sustainable International Equity ETF and BNY Mellon Sustainable Global Emerging Markets ETF.